                                     [LOGO]
                                 HARTFORD LIFE

DEATH BENEFIT RIDER

This rider is issued as part of the contract to which it is attached. This rider cannot be terminated either by You or Us. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

The NET INVESTMENT FACTOR section of the VALUATION PROVISIONS is replaced by the following:

NET INVESTMENT FACTOR

The net investment factor for each of the Sub-Accounts is equal to:

       a) the Net Asset Value Per Share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any unpaid dividends or capital gains by that Fund); divided by

       b) the Net Asset Value Per Share of the corresponding Fund at the beginning of the Valuation Period; minus

       c) the mortality and expense risk charge and any applicable administration charges, shown on Page 3, adjusted for the number of days in the Valuation Period; minus

       d) the Optional Death Benefit Charge adjusted for the number of days in the Valuation Period.

The Fixed Account net investment factor is guaranteed to be at least equal to the Minimum Fixed Account Interest Rate shown on Page 3.

The DEATH BENEFIT section of the CALCULATION OF THE DEATH BENEFIT PROVISIONS is deleted and replaced by the following:

DEATH BENEFIT

The Death Benefit is the greatest of:

       a) the Contract Value, reduced by any Payment Enhancement(s) credited in the 12 months prior to the date of calculation of the Death Benefit; or

       b) 100% of all Premium Payments, reduced by the gross amount of any partial surrenders since the Contract Issue Date; or

       c) the Maximum Anniversary Value, reduced by any Payment Enhancement(s) credited in the 12 months prior to the date of calculation of the Death Benefit; or

       d)  the Interest Accumulation Value, as described below.

The following INTEREST ACCUMULATION VALUE section is added to the CALCULATION OF THE DEATH BENEFIT PROVISIONS:

INTEREST ACCUMULATION VALUE

Prior to the decedent's death or 81st birthday, if earlier, the Interest Accumulation Value is equal to the Contract Value as of the date this rider is added ("Beginning Contract Value"), less all Payment Enhancements credited on or before the date this rider is added, plus any premium payments made after the date this rider is added to the contract, less proportional adjustments for partial surrenders taken after the date this rider is added to the contract, compounded daily at an annual interest rate of 5.0%. The proportional adjustment for partial surrenders is calculated by:

       a) dividing the gross amount of the partial surrender by the prior day's Contract Value, and

       b) multiplying the result of (a) by the prior Valuation Day's interest accumulation value.

On or after the decedent's date of death or 81st birthday, if earlier, the Interest Accumulation Value will no longer compound. After that date, the Interest Accumulation Value will be adjusted by adding any subsequent premium payments and subtracting proportional adjustments, as described above, for partial surrenders.

The Interest Accumulation Value will be limited to 200% of:

       a)  the Beginning Contract Value; less

       b) all Payment Enhancements credited on or before the date this rider is added; plus

       c) Premium Payments made after the date this rider is added to the contract.

The amount determined above will be reduced by proportional adjustments for partial surrenders, described above.

RIDER CHARGE

The charge for the Death Benefit Rider is [0.25%] per annum of the Daily Sub-Accounts Value.

Signed for HARTFORD LIFE INSURANCE COMPANY

    /s/ Christine Hayer Repasy           /s/ Thomas M. Marra
    -----------------------------------  -----------------------------------
    CHRISTINE HAYER REPASY, SECRETARY    THOMAS M. MARRA, PRESIDENT

                                    2